CARDINAL INFRASTRUCTURE GROUP INC.

100 E. Six Forks Road, #300

Raleigh, North Carolina 27609

December 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Peter McPhun, Jennifer Monick, Ruairi Regan, and Pamela Long

Re:	Cardinal Infrastructure Group Inc.
Registration Statement on Form S-1 (File No. 333-290850)

Ladies and Gentlemen:

In accordance with Rule 461 of under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-290850) (the “Registration Statement”) of Cardinal Infrastructure Group Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 3:00 p.m., Eastern Time, on December 9, 2025, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Willkie Farr & Gallagher LLP, by calling Edward S. Best at (312) 728-9000.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Edward S. Best of Willkie Farr & Gallagher LLP at the number set forth above.

Thank you for your assistance in this matter.

[Signature Page Follows]

December 4, 2025

Very truly yours,

CARDINAL INFRASTRUCTURE GROUP INC.

By:	/s/ Jeremy Spivey
	Name:	Jeremy Spivey
	Title:	Chief Executive Officer

cc:	(via email)
Mike Rowe, Chief Financial Officer, Cardinal Infrastructure Group Inc.
Tiffany Gidley, General Counsel, Cardinal Infrastructure Group Inc.
Edward S. Best, Esq., Willkie Farr & Gallagher LLP